Mail Stop 0407

      May 5, 2005

Via U.S. Mail and Fax (818-953-9844)

Mr. Daniel M. Solberg
Chief Financial Officer
The Neptune Society, Inc.
4312 Woodman Avenue,
Third Floor
Sherman Oaks, CA 91423

	RE:	The Neptune Society, Inc.
      Form 10-KSB for the Year ended December 31, 2004
		Filed March 31, 2005
		File No. 000-31182

Dear Mr. Solberg:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended December 31, 2004:
Management `s Discussion and Analysis or Plan of Operation, page
16
1. We note you disclose that `Management and finance fee income improved ...This increase was driven by improved sales volume and current period marketing allowances received when our trustees acquired life insurance policies.` Please explain to us how under GAAP current period marketing allowances affect your management and finance fees.
Consolidated Statements of Operations, page 23
2. Please separately present your service and merchandise revenues and their corresponding costs and expenses on the face of the consolidated statements of operations.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Pre-arrangement Revenue Recognition, page 27

3. Advise us and disclose the business reason(s) behind your change in business practice now that you implemented a full merchandise delivery policy for new pre-need contracts sold in all locations except in three states where the practice is not permitted.

4. Advise us and disclose the type of merchandise (personalized or non-personalized or both) you included in a full merchandise delivery. Clarify to us if a customer accepts and takes physical delivery and title of merchandise in a pre-need contractual arrangement in this case. Also, clarify if there remains any obligation for additional performance or delivery, especially in the case of personalized merchandise.

5. We note that you allocate your pre-arrangement revenue to merchandise, travel contracts, administrative fees when the pre-need contracts are sold and merchandise delivered in all locations beginning in 2003 except in three states. Are the deliverables separate units of accounting under the guidance within EITF 00-21? Are you allocating the revenues based on vendor specific objective evidence (`VSOE`) of fair value? Advise us how you apply EITF 00-21 in allocating the pre-arrangement revenues among these multiple deliverables and the cremation services.

6. Further, advise us and disclose the revenue earning processes of each deliverable and explain how your policies comply with SAB Topic
13.A.3. Support your accounting for immediate revenue recognition for merchandise sold, travel contracts placed and administrative fees charged at the time the pre-need contracts are sold. In your response, cite the relevant accounting literature you relied on in your explanations, as appropriate.
      Sales Commissions and Obtaining Costs, page 28
7. We note your change in accounting for sales commissions and obtaining costs, commencing January 1, 2003. Explain to us, and clarify in your disclosures, the nature and type of costs classified as sales commissions and obtaining costs. Also, advise us why you did not include the costs in the `costs and expenses` line item to arrive at gross profit.
8. Further, explain why a full delivery of merchandise would affect the accounting for deferral and expensing of commissions and obtaining costs.
Gross vs Net Revenues
9. Advise us and disclose if you are reporting cremation service revenues on a net or on a gross basis when you use the services of third party crematories, and explain to us why. Refer to EITF 99-19.
Goodwill (Names and Reputations), page 36
10. We note that the fair value of the Company, as a single reporting unit under FASB 142, exceeded the carrying value of the net assets including goodwill. In view of the different state regulations among your business locations, explain to us the basis for your conclusion that you have only one reporting unit. Refer to EITF Topic No.D-101.
Returns and Refunds
11. You state on page 6 that a client has the right to cancel a Pre-need Plan within 30 days of the initial purchase and receive a full refund. After this initial period, a Pre-need contract may be cancelled by the purchaser with proper notice and any refunds would be made subject to individual state regulations. Tell us and disclose your accounting policy for returns and refunds in these circumstances.
Marketing Allowances
12. Advise us the nature of your marketing allowances for the purchase of group insurance coverage for pre-arrangements and the revenue earning process. Also, advise us why you did not account for the allowances as reductions of marketing expenses in the income statements. Refer to EITF 02-16 and examples in Exhibit 02-16A.

Recent Accounting Prononcements, page 34
13. We note that the adoption of FIN 46R did not have a material impact on the Company`s financial position or results of operations.
Advise us if your pre-need arrangement trust funds are variable interest entities (the `VIE`). Refer to the guidance within paragraph
5 of FIN 46R. If not , explain why not. If so, advise us your basis in determining that you are or you are not the primary beneficiaries of the trust funds. Refer to paragraphs 14-15 of FIN 46R.
      Discontinued Operations
14. Refer to Iowa acquisition and disposition section on page 7. You state that you disposed of your Iowa assets for $180,000 cash. Advise us and disclose the gain/losses incurred as a result of the disposition. Also, explain why you did not report discontinued operations for this disposition in accordance with SFAS 144.

*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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The Neptune Society, Inc.
May 5, 2005
Page 1